UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 2 )*

                          HOSPITALITY PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   44106M 10 2
                                 (CUSIP Number)

                                David J. Hegarty
                     Health and Retirement Properties Trust
                                400 Centre Street
                                Newton, MA 02158
                                 (617) 332-3990
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 9, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                        Page 2 of 6 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Health and Retirement Properties Trust  I.R.S. ID No. 04-6558834
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |_|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           00
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland
                          7          SOLE VOTING POWER
         NUMBER OF
          SHARES                     4,000,000
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                          8          SHARED VOTING POWER


                          9          SOLE DISPOSITIVE POWER

                                     4,000,000
                          10         SHARED DISPOSITIVE POWER


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,000,000
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.28%
14         TYPE OF REPORTING PERSON*

           00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                        Page 3 of 6 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HRPT Advisors, Inc.  I.R.S. ID No. 04-2932507
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |_|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                          7          SOLE VOTING POWER
         NUMBER OF
          SHARES                     280,526
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                          8          SHARED VOTING POWER


                          9          SOLE DISPOSITIVE POWER

                                     280,526
                          10         SHARED DISPOSITIVE POWER


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,280,526
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11%
14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                        Page 4 of 6 Pages


         The persons filing this amendment are Health and Retirement Properties Trust, a Maryland real estate investment trust ("HRP"), and HRPT Advisors, Inc., a Delaware Corporation ("Advisors"). Terms used in this amendment without definition are used as defined in the Schedule 13D to which this amendment relates (the "Schedule").

         This amendment is filed as a result of (i) the Company's public offering of Common Shares of Beneficial Interest, par value $.01 ("Shares"), in which it issued 12,000,000 additional Shares on December 12, 1997 and in which the underwriters' overallotment option expired on January 9, 1998, and (ii) the Company's issuance of 15,931 Shares to Advisors on February 4, 1998 pursuant to the Advisory Agreement.

         The Schedule is hereby amended as follows:

Item 1.  Identify and background.

         Item 1 of the Schedule is hereby amended to state that the Directors of Advisors are Gerard M. Martin and Barry M. Portnoy and that the executive officers of Advisors are Gerard M. Martin, President, Barry M. Portnoy, Vice President, Thomas M. O'Brien, Vice President and David J. Hegarty, Treasurer.

Item 3. Source and amount of funds or other consideration.

         Item 3 of the Schedule is hereby amended by adding the following sentence at the end thereof: "On February 4, 1998, Advisors acquired 15,931 Shares as an incentive fee pursuant to the investment advisory agreement between HPT and Advisors referred to below."

Item 5. Interest in securities of the issuer.

         Item 5 of the Schedule is hereby amended and restated in its entirety as follows:

                  "(a) HRP currently holds 4,000,000 Shares, or 10.28% of the issued and outstanding Shares. Advisors directly owns 280,526 Shares, or 0.72% of the issued and outstanding Shares and may under applicable regulatory definitions be deemed to beneficially own HRP's 4,000,000 Shares. Advisors expressly disclaims any beneficial ownership of HRP's 4,000,000 Shares.

                  (b) HRP has sole power to vote or dispose of its 4,000,000 Shares and Advisors has sole power to vote or dispose of its 280,526 Shares.

                  (c) Except as described in Item 3, as amended, no transactions in Shares have been effected during the past sixty days by HRP or Advisors.

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                        Page 5 of 6 Pages


                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement."

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         Item 6 of the Schedule is hereby amended to add the following at the end thereof:

         "Each of HRP and Advisors entered into a "lock-up agreement" on December 9, 1997 with the representative of the underwriters (the "Representative") of HPT's public offering of Shares commencing in December 1997 pursuant to which HRP and Advisors agreed not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise in any manner, transfer all or a portion of their Shares until March 9, 1998, without the prior consent of the Representative."

Item 7.  Material to be filed as exhibits.

         The  following  documents  are  filed  as  additional  exhibits  to the
Schedule:

         5.       HRP Lock-up Agreement dated December 9, 1997
         6.       Advisors Lock-up Agreement dated December 9, 1997

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                         Page 6 of 6 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

February 10, 1998                HEALTH AND RETIREMENT PROPERTIES TRUST



                                 By: /s/ Ajay Saini
                                   Title: Treasurer and Chief Financial Officer



February 10, 1998                HRPT ADVISORS, INC.



                                 By: /s/ Thomas M. O'Brien
                                   Title: Vice President